UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Information Contained in this Report on Form 6-K

Karl Peggs, Chief Medical Officer of Achilles Therapeutics plc (“Achilles Therapeutics” or the “Company”), will be stepping down as Chief Medical Officer (CMO) of the Company, effective August 6, 2024 to focus more time on his expanding roles as Director of Research at UCLH and Director of the National Institute for Health and Care Research (NIHR) UCLH Biomedical Research Centre (BRC). He will remain as an advisor to Achilles Therapeutics.

Matilde Saggese, MD, has been appointed as Interim CMO. Matilde has served as Vice President and Medical Director of Achilles Therapeutics since March 2021.

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This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-268239) and S-8 (File Nos. 333-278501, 333-270344, 333-263220, and 333-255063) to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: August 5, 2024	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer